SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)*

MEDPRO SAFETY PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58504M100

(CUSIP Number)

Vision Capital Advisors, LLC

20 West 55th Street, 5th Floor

New York, NY 10019

Attention: James Murray

Tel: 212.849.8237

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 58504M100

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Andrew Merkatz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0

	8.	SHARED VOTING POWER - 0

	9.	SOLE DISPOSITIVE POWER - 0

	10.	SHARED DISPOSITIVE POWER - 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14.	TYPE OF REPORTING PERSON

IN

* All numbers are as of March 18, 2013.

EXPLANATORY NOTE

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of MedPro Safety Products, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 8 adds a cover page for Andrew Merkatz, supplements Items 2 and 4, and amends and restates in its entirety Item 5, of the Schedule 13D originally filed on August 13, 2010 (as amended to date).

ITEM 2.	Identity and Background.

Andrew Merkatz, a United States Citizen (“Mr. Merkatz”), is hereby added as a Reporting Person. Mr. Merkatz is a Managing Director of the Investment Manager and the Funds’ representative on the Issuer’s board of directors (“Board of Directors”). Mr. Merkatz’s principal occupation is serving as a Managing Director of the Investment Manager. During the last five years, Mr. Merkatz has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Further, Mr. Kleidman is no longer the Managing Director of the Investment Manager, but is a paid consultant of the Investment Manager and continues to be on the Board of Directors.

ITEM 4.	Purpose of Transaction.

On March 18, 2013, Mr. Merkatz was appointed to the Board of Directors.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of March 18, 2013, the Master Fund and VCAF, collectively, (i) own 23,630,016 shares of Common Stock, (ii) have the ability to acquire an additional 8,519,445 shares of Common Stock through the exercise or conversion of derivative securities and (iii) thus beneficially own 32,149,461 shares of Common Stock, representing 74.6% of all of the Issuer’s outstanding Common Stock. The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF. Each disclaims beneficial ownership of such shares.

As of March 18, 2013, Mr. Kleidman has the ability to acquire 100,000 shares of Common Stock through the exercise or conversion of derivative securities and thus beneficially owns 100,000 shares of Common Stock, representing 0.3% of all of the Issuer’s outstanding Common Stock.

As of March 18, 2013, Mr. Merkatz does not beneficially own any shares of Common Stock.

The foregoing is based on 12,871,155 shares of Common Stock outstanding as of November 12, 2012, as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 14, 2012.

(b) The Reporting Persons (other than Messrs. Kleidman and Merkatz) have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 32,149,461 shares of Common Stock reported herein.

Mr. Kleidman has sole power to vote or direct the vote of and to dispose or direct the disposition of the 100,000 shares of Common Stock reported herein.

(c) Other than as described in Item 4 (as supplemented by this Amendment No. 8), no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2013

ADAM BENOWITZ VISION CAPITAL ADVISORS, LLC VISION OPPORTUNITY MASTER FUND, LTD. VISION CAPITAL ADVANTAGE FUND, L.P. VCAF GP, LLC

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

/s/ Carl Kleidman
Carl Kleidman

/s/ Andrew Merkatz
Andrew Merkatz

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of MedPro Safety Products, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: April 3, 2013

ADAM BENOWITZ VISION CAPITAL ADVISORS, LLC VISION OPPORTUNITY MASTER FUND, LTD. VISION CAPITAL ADVANTAGE FUND, L.P. VCAF GP, LLC

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

/s/ Carl Kleidman
Carl Kleidman

/s/ Andrew Merkatz
Andrew Merkatz